UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Carbon Revolution Public Limited Company
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
 (Title of Class of Securities)

G1893D102
(CUSIP Number)

November 3, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. G1893D102	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Daniel J. Hennessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
134,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
134,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
134,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This percentage is based upon 1,875,184 Shares outstanding as of November 3, 2023, as reported in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on November 13, 2023.

CUSIP No. G1893D102	Page 3 of 5 Pages
Item 1(a)	Name of Issuer:

Carbon Revolution Public Limited Company (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Ten Earlsfort Terrace
Dublin 2, Ireland D02 T380

Item 2(a)	Name of Person Filing:

Daniel J. Hennessy (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

195 US HWY 50, Suite 309
Zephyr Cove, NV 89448

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Ordinary Shares, par value of $0.0001 per share (the “Shares”)

Item 2(e)	CUSIP Number:

G1893D102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed the beneficial owner of 134,000 Shares.

Item 4(b)	Percent of Class:

As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 7.1% of the Shares outstanding. This percentage is based upon 1,875,184 Shares outstanding as of November 3, 2023, as reported in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on November 13, 2023.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	134,000
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	134,000
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

CUSIP No. G1893D102	Page 4 of 5 Pages
Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. G1893D102	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2023

	By:	/s/ Daniel J. Hennessy
Daniel J. Hennessy